

October 27, 2010

By Facsimile (619.696.7124) and U.S. Mail

Richard T. Clampitt, Esq.
Gordon & Rees LLP
101 W. Broadway
Suite 2000
San Diego, CA 92101

> **Re: Private Media Group, Inc.**
> **Preliminary Proxy Statement on Schedule 14A filed October 22, 2010**
> **Filed by Consipio Holding BV**
> **File No. 000-25067**

Dear Mr. Clampitt:

We have reviewed the above filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. All defined terms used in this letter have the same meaning as in the proxy statement listed above, unless otherwise indicated.

After reviewing any amendments to your filing and the information you provide in response to these comments, we may have additional comments.

Schedule 14A

General

1.   Please confirm that the Participants will post their proxy materials on a specified, publicly-accessible Internet Web site (other than the Commission's EDGAR Web site) and provide record holders with a notice informing them that the materials are available and explaining how to access those materials. Refer to Exchange Act Rule 14a-16, including clauses (a), (d), (l) and (n).

*   *   *

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the Company is in possession of all facts relating to the disclosure, it is responsible for the accuracy and adequacy of the disclosures it has made.

In responding to our comments, please provide a written statement from the Company acknowledging that:

- it is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- it may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct any questions to me at (202) 551-3444. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.

Sincerely,

Perry J. Hindin
Special Counsel
Office of Mergers & Acquisitions